June 16, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:   Asen Parachkevov, Division of Investment Management

Re:          Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 333-204334)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the Global Opportunity Portfolio (the “Acquiring Fund”), a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2015 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of the Opportunity Portfolio, a series of the Registrant (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), would be transferred to the Acquiring Fund, in exchange for shares of common stock (“shares”) of the Acquiring Fund (the “Reorganization”).  The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.  Below, we describe the changes made in response to the comments of the Commission staff (the “Staff”) and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in a 497(c) filing that will be filed via EDGAR following the record date of the Reorganization.

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

Comment 2.         Please confirm supplementally that there currently are no Class C stockholders of either Fund.  To the extent there are Class C stockholders, please disclose the effect of the reorganization on Class C shares.

Response 2.          We confirm that there are no Class C stockholders of the Acquired Fund and that Class C shares of the Acquired Fund will not be offered to investors prior to the Reorganization.  Because the proxy statement and prospectus will be issued only to Acquired Fund stockholders, and because such stockholders will neither hold nor receive Class C shares in connection with the Reorganization, we respectfully believe that no disclosure with respect to the impact of the Reorganization on Class C shares is necessary or appropriate.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 3.         Please explain why, given the stated expense cap for Class IS shares of the Acquired Fund, the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement have been waived down to 72 bps rather than 81 bps.

Response 3.          The assets of Class IS of the Acquired Fund are very small relative to the other share classes of the Acquired Fund. In order to ensure that Class IS remained the least expensive share class, additional class level expenses were waived which resulted in Class IS running below its stated expense cap.

Comment 4.         Please explain why, given the stated expense cap for Class A, L and I shares of the Combined Fund, the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement have been waived down to 120, 124, and 78, respectively, rather than 123, 150 and 81 bps, respectively.

Response 4.          With regards to the Combined Fund, due to the effect of share class accounting, the expense waivers necessary at the composite level in order to not exceed the stated expense cap of the least expensive class (Class IS) results in the other classes going below their stated expense caps.

Comment 5.         Please indicate where in the Acquiring Fund’s prospectus the 30 bps cap on Class L shares’ 12b-1 fees is disclosed and please explain how this expense cap is reflected in the proxy statement and prospectus fee table with respect to the Acquiring Fund and the Combined Fund.

Response 5.          The cap on 12b-1 fees for Class L shares of the Acquiring Fund is disclosed in footnote * to the Acquiring Fund’s fee table in its prospectus dated April 30, 2015.  The expense cap is reflected and included in the Fee Waiver and/or Expense Reimbursement line item of each of the Acquiring Fund’s and the Combined Fund’s respective fee tables in the proxy statement and prospectus.  Such expense caps would be applied prior to applying a Fund’s overall expense cap.  As stated in the Acquiring Fund’s prospectus and the proxy statement and prospectus, this fee waiver will continue for at least one year.

Comment 6.         Please revise the disclosure to indicate the specific date on which the Funds’ fee waivers are expected to expire.

Response 6.          We respectfully acknowledge the comment; however, we believe that the current disclosure complies with the requirements of the Form.

Comment 7.         Please explain supplementally the meaning of the following disclosure in the fee waiver footnotes, “…or until such time as the Company’s Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.”

Response 7.          The disclosure indicates that, while the Adviser is committed to maintain the fee waiver for the stated period, the Registrant’s Board of Directors, on behalf of a Fund, retains the right to discontinue all or a portion of the fee waiver prior to the end of such period if it deems it appropriate to do so.  We believe that this disclosure is consistent with the Form and applicable releases.

Comment 8.         Please indicate supplementally that, on a going forward basis beginning with the next annual update for the Registrant, expense examples will reflect fee waivers in a manner consistent with the Staff’s view that expense waivers/caps will only be reflected for the one-year period of the example wehre the waiver/cap may only be in place for one year.

Response 8.          We hereby confirm that expense examples will reflect fee waivers in a manner consistent with the Staff’s view on a going forward basis, beginning with the Registrant’s next annual update in April 2016, that expense waivers/caps will only be reflected for the one-year period of the example where the waiver/cap may only be in place for one-year.

Comment 9.         Please state supplementally whether the Adviser will recoup fees waived in prior years.

Response 9.          We hereby confirm that the Adviser will not recoup fees waived in prior years.

Comment 10.       Please consider revising the disclosure on page six to better align bullet points which discuss similar facets of each Fund’s investment policies.

Response 10.        The disclosure has been revised accordingly.

Comment 11.       Based on the pro forma fee table, it appears that all expected savings for the Combined Fund are due to fee waivers.  Please explain supplementally if this is not the case or please revise the section of the proxy statement and prospectus entitled “The Board’s Considerations” to omit statements that expense savings are due, in part, to economies of scale.

Response 11.        We respectfully acknowledge the comment; however, while there are no immediate expected net total expense savings from economies of scale, the Board considered that there are expected to be such savings in the future given the larger size of the Combined Fund and the expected broader distribution opportunities.  We would further note that, as disclosed in the pro forma fee table, the other expenses for the Combined Fund are projected to be lower than the current other expenses for both the Acquired and Acquiring Fund and, if the expense caps were to be increased or removed in the future, stockholders could recognize cost savings from the economies of scale expected to result from the Reorganization.  Accordingly, we believe that the current disclosure accurately reflects the Board’s considerations.

Comment 12.       Please note the Staff’s position that, pursuant to Rule 14a-4 of the Securities Exchange Act of 1934, as amended, there is no discretionary power under a proxy to adjourn a meeting and a vote of those stockholders present at the meeting is required to do so unless the provisions of the by-laws of a fund provide for unilateral adjournment.  Please revise the disclosure accordingly, if applicable.

Response 12.        We respectfully acknowledge the comment; however, we note that Article II, Section 6 of the By-Laws of the Registrant provide that stockholder meetings may be adjourned unilaterally in the absence of a quorum as described in the Registration Statement (“If, however, such quorum shall not be present or represented at any meeting of the Stockholders, any officer entitled to preside at, or act as Secretary of, such meeting, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.”).  Accordingly, we believe that the current disclosure is appropriate.

Comment 13.       It appears that stockholders of the Acquiring Fund will receive a greater portion of the benefits of the Reorganization.  Please explain why it was deemed appropriate for the expenses of the Reorganization to be allocated to the Acquired Fund rather than the Acquiring Fund.

Response 13.        Stockholders of the Acquired Fund are projected to recognize cost savings of approximately $423,880 as a result of the Reorganization.  Further, the expenses associated with the Reorganization are with respect to solicitation of the Acquired Fund’s stockholders.  Accordingly, for these and other reasons, the Board approved the Acquired Fund bearing the costs of the Reorganization up to the amount of the expected savings.  We would further note that the expected cost to the Acquired Fund ($315,500) is less than the expected savings as a result of the Reorganization.

Comment 14.       Please provide supplementally the North American Security Trust (pub. Avail. Aug. 5, 1994) (“North American Security Trust”) analysis to determine the accounting survivor.

Response 14.        The Acquiring Fund was selected to be the accounting and performance survivor after the reorganization. We believe that this determination is appropriate in light of the guidance set forth in North American Security Trust.  In North American Security Trust, the Staff stated that in determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.  These factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies.  As stated in the letter, the Staff believes that “the survivor of a business combination for accounting purposes… will be the fund whose historical performance may be used by a new or surviving fund.”

Investment Adviser/ Portfolio Management:  The Acquiring Fund and the Acquired Fund have the same investment adviser and portfolio managers.  After the reorganization, the investment adviser will continue in its current capacities.  In this regard, the Funds also have the same portfolio managers who will continue to manage the surviving fund after the reorganization.

Investment Objectives, Policies and Restrictions:  The Funds have the same investment objective and fundamental investment limitations and substantially similar principal investment strategies.  Following the reorganization, the surviving fund will implement the same investment objective and principal investment strategies currently in place for the Acquiring Fund, including that the surviving fund will be a diversified fund.

Expense Structures and Expense Ratios:  The expense structure and sales load structure subsequent to the reorganization will be that of the Acquiring Fund.  In addition, the gross expense ratios for each class of the surviving fund upon consummation of the reorganization are estimated to be lower than the gross expense ratios for each class of the Acquiring Fund and (i) lower than the gross expense ratios of Class IS of the Acquired Fund and (ii) higher than the gross expense ratios of Class I, Class A and Class L of the Acquired Fund immediately prior to the reorganization.  To ensure that the Acquired Fund’s stockholders do not experience an increase in net expenses or a dilution of their interests after the reorganization, Morgan Stanley Investment Management Inc., the Funds’ investment adviser, has agreed to waive expenses for at least two years such that each class of the Acquired Fund will experience lower or the same expenses post-reorganization.

Asset Size:  The Acquired Fund ($232.2MM) currently has higher assets than the Acquiring Fund ($66.8MM), as of June 15, 2015.

Portfolio Composition:  The portfolio composition of the Funds is currently similar; however, approximately 33% to 50% portfolio turnover is expected to occur as a result of the reorganization in order to transition the Acquired Fund to the surviving fund’s global mandate.  The investment adviser does not anticipate any re-positioning of the portfolio of the Acquiring Fund as a result of the reorganization.  As a result, the portfolio composition of the surviving fund after the reorganization will be substantially the same as that of the Acquiring Fund prior to the reorganization.

Its smaller asset size notwithstanding, given the above factors, we believe the Acquiring Fund is the appropriate surviving fund for accounting and performance purposes.

Comment 15.       If any repositioning of the Acquired Fund will occur, please state in the proxy statement and prospectus the expected brokerage costs and capital gains associated with such repositioning.

Response 15.        We respectfully acknowledge the comment; however, we believe that the current disclosure regarding the transaction is consistent with the requirements of Item 4 of Form N-14.

Comment 16.       Please explain supplementally the rationale for item five of the section of the proxy statement and prospectus entitled “The Board’s Considerations.”

Response 16.        Based on management’s view of the current market environment, it is anticipated that there will be a greater demand for global-focused products such as the Acquiring Fund.  This view was discussed with and considered by the Board in connection with its approval of the Reorganization.

Comment 17.       Please revise the disclosure in item eight of the section of the proxy statement and prospectus entitled “The Board’s Considerations” to clarify that the Acquiring Fund has a higher gross total expense ratio than the Acquired Fund.

Response 17.        The disclosure has been revised accordingly.

Comment 18.       Please explain supplementally why the expenses the Acquired Fund may bear in connection with the Reorganization in the Agreement and Plan of Reorganization are different from those noted in the proxy statement and prospectus.

Response 18.        The Agreement and Plan of Reorganization states the contractual maximum expenses that the Acquired Fund would be required to bear in connection with the Reorganization whereas the proxy statement and prospectus states the expected amount of such expenses, although the board approved up to the maximum expense amount.

Comment 19.       Please discuss supplementally if the expenses of the Reorganization are covered under the Acquired Fund’s expense cap.

Response 19.        The expenses of the Reorganization are included in the expenses subject to the Acquired Fund’s expense cap.

COMMENTS TO THE PRO FORMA FINANCIALS

Comment 20.       To the extent it is known that the Funds will sell securities, please tick mark securities required to be sold in connection with the Reorganization accordingly to evidence this and reflect adjustments in the appropriate column.

Response 20.        We respectfully acknowledge the comment; however, we note that the Acquiring Fund may permissibly hold all of the investments in the Acquired Fund’s portfolio and, therefore, no securities are required to be sold in connection with the Reorganization.

*                              *                              *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•              the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Daniel E. Burton at (212) 296-6980 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Daniel E. Burton